Exhibit 10.22

FIRST AMENDMENT TO
WAREHOUSING CREDIT AND SECURITY AGREEMENT

FIRST AMENDMENT TO WAREHOUSING CREDIT AND SECURITY AGREEMENT (this "Amendment") dated as of July 14, 2003, between E-LOAN, INC., a Delaware corporation ("Borrower") and RESIDENTIAL FUNDING CORPORATION, a Delaware corporation ("Lender").

A.   Borrower and Lender have entered into a revolving mortgage warehousing facility with a present Warehousing Commitment Amount of $ 75,000,000 which is evidenced by a Promissory Note dated March 7, 2003 (the "Note"), and by a Warehousing Credit and Security Agreement dated as of March 7, 2003 (as the same may have been and may be amended or supplemented, the "Agreement").

B.   Borrower has requested that Lender amend certain terms of the Agreement, and Lender has agreed to such amendments, subject to the terms and conditions of this Amendment.

NOW, THEREFORE, the parties to this Amendment agree as follows:

1.   Subject to Borrower's satisfaction of the conditions set forth in Section 7, the effective date of this Amendment is July 30, 2003 ("Effective Date").

2.   Unless otherwise defined in this Amendment, all capitalized terms have the meanings given to those terms in the Agreement. Defined terms may be used in the singular or the plural, as the context requires. The words "include," "includes" and "including" are deemed to be followed by the phrase "without limitation." Unless the context in which it is used otherwise clearly requires, the word "or" has the inclusive meaning represented by the phrase "and/or." References to Sections and Exhibits are to Sections and Exhibits of this Amendment unless otherwise expressly provided.

3.   Article 8 of the Agreement is amended and restated in its entirety as set forth in Article 8 attached to this Amendment. All references in the Agreement and other Loan Documents to Article 8 (including each and every Section in Article 8) are deemed to refer to the new Article 8.

4.   Article 12 of the Agreement is amended and restated in its entirety as set forth in Article 12 attached to this Amendment. All references in the Agreement and other Loan Documents to Article 12 (including each and every Section in Article 12) are deemed to refer to the new Article 12.

5.   Exhibit E to the Agreement is amended and restated in its entirety as set forth in Exhibit E to this Amendment. All references in the Agreement and the other Loan Documents to Exhibit E are deemed to refer to the new Exhibit E.

6.   Borrower failed to comply with the "Current Ratio" covenant in Section 8.10 of the Agreement during the months of April 2003 and May 2003, and expects to be out of compliance for the month of June 2003. Such failure constituted and will constitute an Event of Default, entitling Lender to cease making Warehousing Advances and accelerate all indebtedness owing under the Agreement. Borrower has requested Lender waive its default rights with respect to such Events of Default, and Lender hereby agrees to waive its default rights with respect to such Events of Default. The foregoing waiver applies only to the specific instances described herein. It is not a waiver of any subsequent breach of the same provision of the Agreement, or of any breach of any other provisions of the Agreement. Notwithstanding the foregoing, Lender reserves all of the

rights, powers and remedies presently available to Lender under the Agreement and the Note, including the right to cease making Warehousing Advance to Borrower and the right to accelerate any of the indebtedness owing under the Agreement, if any other Default or Event of Default occurs under the Agreement.

7.   Borrower must deliver to Lender (a) two executed copies of this Amendment, and (b) a $350 document production fee.

8.   Borrower represents, warrants and agrees that (a) other than as described in paragraph 6 above, there exists no Default or Event of Default under the Loan Documents, (b) the Loan Documents continue to be the legal, valid and binding agreements and obligations of Borrower, enforceable in accordance with their terms, as modified by this Amendment, (c) Lender is not in default under any of the Loan Documents and Borrower has no offset or defense to its performance or obligations under any of the Loan Documents, (d) except for changes permitted by the terms of the Agreement, Borrower's representations and warranties contained in the Loan Documents are true, accurate and complete in all respects as of the Effective Date and (e) there has been no material adverse change in Borrower's financial condition from the date of the Agreement to the Effective Date.

9.   Except as expressly modified, the Agreement is unchanged and remains in full force and effect, and Borrower ratifies and reaffirms all of its obligations under the Agreement and the other Loan Documents.

10.   This Amendment may be executed in any number of counterparts, each of which will be deemed an original, but all of which shall together constitute but one and the same instrument.

IN WITNESS WHEREOF, Borrower and Lender have caused this Amendment to be duly executed on their behalf by their duly authorized officers as of the day and year above written.

E-LOAN, INC.,
a Delaware corporation

By: /s/ Matt Roberts

Its: CFO

RESIDENTIAL FUNDING CORPORATION,
a Delaware corporation

By: /s/ Mitchell K. Nomura

Its: Director

8. NEGATIVE COVENANTS

As long as the Warehousing Commitment is outstanding or there remain any Obligations to be paid or performed, Borrower must not, either directly or indirectly, without the prior written consent of Lender:

8.1. Contingent Liabilities

Assume, guarantee, endorse or otherwise become contingently liable for the obligation of any Person except by endorsement of negotiable instruments for deposit or collection in the ordinary course of business, and except for obligations arising in connection with the sale of Mortgage Loans with recourse in the ordinary course of Borrower's business.

8.2. Pledge of Servicing Contracts

Pledge or grant a security interest in any existing or future Servicing Contracts relating to Pledged Loans or Pledged Securities other than to Lender, or omit to take any action required to keep all of Borrower's Servicing Contracts in full force and effect.

8.3. Restrictions on Fundamental Changes

8.3 (a)   Consolidate, merge or enter into any analogous reorganization or transaction with any Person.

8.3 (b)   Materially amend or otherwise modify Borrower's articles of incorporation or by-laws that could affect Borrower's Obligations under this Agreement.

8.3 (c)   Liquidate, wind up or dissolve (or suffer any liquidation or dissolution).

8.3 (d)   Cease actively to engage in the business of originating or acquiring Mortgage Loans or make any other material change in the nature or scope of the business in which Borrower engages as of the date of this Agreement.

8.3 (e)   Sell, assign, lease, convey, transfer or otherwise dispose of (whether in one transaction or a series of transactions) all or any substantial part of Borrower's business or assets, whether now owned or acquired after the Closing Date, other than, in the ordinary course of business and to the extent not otherwise prohibited by this Agreement, sales of (1) Mortgage Loans, (2) Mortgage-backed Securities and (3) Servicing Contracts.

8.3 (f)   Acquire by purchase or in any other transaction all or substantially all of the business or property of, or stock or other ownership interests of, any Person.

8.3 (g)   Permit any Subsidiary of Borrower to do or take any of the foregoing actions.

8.4. Subsidiaries

Form or acquire, or permit any Subsidiary of Borrower to form or acquire, any Person that would thereby become a Subsidiary.

8.5. Deferral of Subordinated Debt

Pay any Subordinated Debt of Borrower in advance of its stated maturity or, after a Default or Event of Default under this Agreement has occurred, make any payment of any kind on any

Subordinated Debt of Borrower until all of the Obligations have been paid and performed in full and any applicable preference period has expired.

8.6. Loss of Eligibility

Take any action that would cause Borrower to lose all or any part of its status as an eligible lender, seller/servicer or issuer as described under Section 9.1.

8.7. Accounting Changes

Make, or permit any Subsidiary of Borrower to make, any significant change in accounting treatment or reporting practices, except as required by GAAP, or change its fiscal year or the fiscal year of any Subsidiary of Borrower.

8.8. Leverage Ratio

Permit Borrower's Leverage Ratio at any time to exceed 10 to 1.

8.9. Minimum Tangible Net Worth

Permit Borrower's Tangible Net Worth at any time to be less than $40,000,000.

8.10. Current Ratio

Permit Borrower's Current Ratio at any time to be less than 1.0 to 1.

8.11. Minimum Cash

Permit Borrower's Cash and Cash Equivalents at any time to be less than $12,500,000.

8.12. Profitability

Permit Borrower's net income at the end of each fiscal quarter of Borrower to be less than zero.

8.13. Distributions to Shareholders

For any fiscal year, declare or pay any dividends or otherwise declare or make any distribution to Borrower's shareholders (including any purchase or redemption of stock) if a Default or Event of Default exists or would occur as a result of the dividend or distribution.

8.14. Transactions with Affiliates

Directly or indirectly (a) make any loan, advance, extension of credit or capital contribution to any of Borrower's Affiliates, (b) sell, transfer, pledge or assign any of its assets to or on behalf of those Affiliates, (c) merge or consolidate with or purchase or acquire assets from those Affiliates, or (d) pay management fees to or on behalf of those Affiliates; provided, however, that Borrower may undertake such activities, other than merging or consolidating with those Affiliates, (i) if they are directly related to its auto loan financing business and (ii) with respect to those Affiliates that issue Mortgage-backed Securities, in each case, as long as no Default or Event of Default exists or would occur as a result, either directly or indirectly, of such activities.

8.15. Recourse Servicing Contracts

Acquire or enter into Servicing Contracts under which Borrower must repurchase or indemnify the holder of the Mortgage Loans as a result of defaults on the Mortgage Loans at any time during the term of those Mortgage Loans.

End of Article 8

12. DEFINITIONS

12.1. Defined Terms

Capitalized terms defined below or elsewhere in this Agreement have the following meanings or, as applicable, the meanings given to those terms in Exhibits to this Agreement:

"Accrual Basis" has the meaning set forth in Section 3.1(c).

"Advance Rate" means, with respect to any Eligible Loan, the Advance Rate set forth in Exhibit H for that type of Eligible Loan.

"Affiliate" means, when used with reference to any Person, (a) each Person that, directly or indirectly, controls, is controlled by or is under common control with, the Person referred to, (b) each Person that beneficially owns or holds, directly or indirectly, 5% or more of any class of voting Equity Interests of the Person referred to, (c) each Person, 5% or more of the voting Equity Interests of which is beneficially owned or held, directly or indirectly, by the Person referred to, and (d) each of such Person's officers, directors, joint venturers and partners. For these purposes, the term "control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of the Person in question.

"Agency Security" means a Mortgage-backed Security issued or guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae.

"Agreement" means this Warehousing Credit and Security Agreement, either as originally executed or as it may be amended, restated, renewed or replaced.

"Appraised Property Value" means with respect to an interest in real property, the then current fair market value of the real property and any improvements on it as of recent date determined in accordance with Title XI of FIRREA by a qualified appraiser who is a member of the American Institute of Real Estate Appraisers or other group of professional appraisers.

"Approved Custodian" means a pool custodian or other Person that Lender deems acceptable, in its sole discretion, to hold Mortgage Loans for inclusion in a Mortgage Pool or to hold Mortgage Loans as agent for an Investor that has issued a Purchase Commitment for those Mortgage Loans.

"Audited Statement Date" means the date of Borrower's most recent audited financial statements (and, if applicable, Borrower's Subsidiaries, on a consolidated basis) delivered to Lender under this Agreement.

"Bank One" means Bank One, National Association, or any successor bank.

"Bank One Prime Rate" means, as of any date of determination, the highest prime rate quoted by Bank One and most recently published by Bloomberg L.P. If the prime rate for Bank One is not quoted or published for any period, then during that period the term "Bank One Prime Rate" means the highest prime rate published in the most recent edition of The Wall Street Journal in its regular column entitled "Money Rates."

"Borrower" has the meaning set forth in the first paragraph of this Agreement.

"Business Day" means any day other than Saturday, Sunday or any other day on which national banking associations are closed for business.

"Buydown" has the meaning set forth in Section 3.4.

"Calendar Quarter" means the 3 month period beginning on each January 1, April 1, July 1 or October 1.

"Cash and Cash Equivalents" means, with respect to any person at any date, the sum of the following unrestricted and unencumbered assets of such person on such date: cash (not including restricted cash), funds on deposit in any Bank located in the United States (not including the aggregate amount payable under all checks or other documentary drafts issued by Borrower and not yet presented for payment), investment grade commercial paper, money market funds, and high grade marketable securities with a maturity of 270 days or less, in all cases that qualify as "cash or cash equivalents" on a balance sheet of such Person prepared in accordance with GAAP.

"Cash Collateral Account" means a demand deposit account maintained at the Funding Bank in Lender's name and designated for receipt of the proceeds of the sale or other disposition of Collateral.

"Check Disbursement Account" means a demand deposit account maintained at the Funding Bank in Borrower's name and under the control of Lender for clearing checks written by Borrower to fund Mortgage Loans funded by Warehousing Advances.

"Closing Date" has the meaning set forth in the Recitals to this Agreement.

"Collateral" has the meaning set forth in Section 4.1.

"Collateral Documents" means, with respect to each Mortgage Loan, (a) the Mortgage Note, the Mortgage and all other documents including, if applicable, any Security Agreement, executed in connection with or relating to the Mortgage Loan; (b) as applicable, the original lender's ALTA Policy of Title Insurance or its equivalent, documents evidencing the FHA Commitment to Insure, the VA Guaranty or private mortgage insurance, the appraisal, the Regulation Z statement, the environmental assessment, the engineering report, certificates of casualty or hazard insurance, credit information on the maker of the Mortgage Note, the HUD-1 or corresponding purchase advice; (c) any other document listed in Exhibit B; and (d) any other document that is customarily desired for inspection or transfer incidental to the purchase of any Mortgage Note by an Investor or that is customarily executed by the seller of a Mortgage Note to an Investor.

"Committed Purchase Price" means for an Eligible Loan (a) the dollar price as set forth in the Purchase Commitment or, if the price is not expressed in dollars, the product of the Mortgage Note Amount multiplied by the price (expressed as a percentage) as set forth in the Purchase Commitment for the Eligible Loan, or (b) if the Eligible Loan is to be used to back an Agency Security, the dollar price as set forth in a Purchase Commitment or, if the price is not expressed in dollars the product of the Mortgage Note Amount multiplied by the price (expressed as a percentage) as set forth in the Purchase Commitment for the Agency Security.

"Compliance Certificate" means a certificate executed on behalf of Borrower by its chief financial officer or its treasurer or by another officer approved by Lender, substantially in the form of Exhibit E.

"Credit Score" means a mortgagor's overall consumer credit rating, represented by a single numeric credit score using the Fair, Isaac consumer credit scoring system, provided by a credit repository acceptable to Lender and the Investor that issued the Purchase Commitment covering the related Mortgage Loan (if a Purchase Commitment is required by Exhibit H).

"Current Assets" means a Person's (and, if applicable, that Person's Subsidiaries, on a consolidated basis) assets that in the regular course of business will be readily and quickly realized, or converted into cash, all in accordance with GAAP, within 1 year. Current Assets include (a) cash, (b) temporary investments, (c) Mortgage Loans and Mortgage-backed Securities held for sale (net of any loan loss reserves), (d) accounts and accrued interest receivable (net of allowance for doubtful accounts) and (e) servicing advances made on behalf of mortgagors, but exclude (x) loans and advances to or receivables due from shareholders, directors, officers, employees or Affiliates, (y) all deferred assets, other than prepaid items for insurance, taxes and rents and (z) any properties or assets located outside the continental United States and Canada.

"Current Liabilities" means a Person's (and, if applicable, that Person's Subsidiaries, on a consolidated basis) liabilities, or any portion of a Person's liabilities, the maturity of which will not extend beyond 1 year from the date of determination.

"Current Ratio" means the ratio of a Person's Current Assets to Current Liabilities.

"Debt" means (a) all indebtedness or other obligations of a Person (and, if applicable, that Person's Subsidiaries, on a consolidated basis) that, in accordance with GAAP, would be included in determining total liabilities as shown on the liabilities side of a balance sheet of that Person on the date of determination, plus (b) all indebtedness or other obligations of that Person (and, if applicable, that Person's Subsidiaries, on a consolidated basis) for borrowed money or for the deferred purchase price of property or services. For purposes of calculating a Person's Debt, Subordinated Debt not due within 1 year of that date may be excluded from that Person's indebtedness.

"Default" means the occurrence of any event or existence of any condition that, but for the giving of Notice or the lapse of time, would constitute an Event of Default.

"Default Rate" means, for any Warehousing Advance, the Interest Rate applicable to that Warehousing Advance plus 4% per annum. If no Interest Rate is applicable to a Warehousing Advance, "Default Rate" means, for that Warehousing Advance, the highest Interest Rate then applicable to any outstanding Warehousing Advance plus 4% per annum.

"Depository Benefit" means the compensation received by Lender, directly or indirectly, as a result of Borrower's maintenance of Eligible Balances with a Designated Bank.

"Designated Bank" means any bank designated by Lender as a Designated Bank, but only for as long as Lender has an agreement under which Lender receives Depository Benefits from that bank.

"Designated Bank Charges" means any fees, interest or other charges that would otherwise be payable to a Designated Bank in connection with Eligible Balances maintained at the Designated Bank, including deposit insurance premiums, service charges and any other charges that may be imposed by governmental authorities from time to time.

"Discontinued Loan" has the meaning set forth in the GMAC-RFC Client Guide.

"Earnings Allowance" has the meaning set forth in Section 3.1(b).

"Earnings Credit" has the meaning set forth in Section 3.1(b).

"Electronic Advance Request" means an electronic transmission through RFConnects Delivery containing the same information as Exhibit A to this Agreement.

"Electronic Tracking Agreement" means an Electronic Tracking Agreement, on the form prescribed by Lender, among Borrower, Lender, MERS and MERCORP, Inc.

"Eligible Balances" means all funds of or maintained by Borrower (and, if applicable, Borrower's Subsidiaries) in demand deposit or time deposit accounts at a Designated Bank, minus balances to support float, reserve requirements and any other reductions that may be imposed by governmental authorities from time to time.

"Eligible Loan" means a Single Family Mortgage Loan that satisfies the conditions and requirements set forth in Exhibit H.

"Eligible Mortgage Pool" means a Mortgage Pool for which (a) an Approved Custodian has issued its initial certification, (b) there exists a Purchase Commitment covering the Agency Security to be issued on the basis of that certification and (c) the Agency Security will be delivered to Lender.

"Equity Interests" means all shares, interests, participations or other equivalents, however, designated, of or in a Person (other than a natural person), whether or not voting, including common stock, membership interests, warrants, preferred stock, convertible debentures and all agreements, instruments and documents convertible, in whole or in part, into any one or more of the foregoing.

"ERISA" means the Employee Retirement Income Security Act of 1974 and all rules and regulations promulgated under that statute, as amended, and any successor statute, rules, and regulations.

"ERISA Affiliate" means any trade or business (whether or not incorporated) that is a member of a group of which Borrower is a member and that is treated as a single employer under Section 414 of the Internal Revenue Code.

"Event of Default" means any of the conditions or events set forth in Section 10.1.

"Excess Buydown" has the meaning set forth in Section 3.4.

"Exchange Act" means the Securities Exchange Act of 1934 and all rules and regulations promulgated under that statute, as amended, and any successor statute, rules, and regulations.

"Fair Market Value" means, at any time for an Eligible Loan or a related Agency Security (if the Eligible Loan is to be used to back an Agency Security) as of any date of determination, (a) the Committed Purchase Price if the Eligible Loan is covered by a Purchase Commitment from Fannie Mae or Freddie Mac or the Eligible Loan is to be exchanged for an Agency Security and that Agency Security is covered by a Purchase Commitment from an Investor, or (b) otherwise, the market price for such Eligible Loan or Agency Security, determined by Lender based on market data for similar Mortgage Loans or Agency Securities and such other criteria as Lender deems appropriate in its sole discretion.

"Fannie Mae" means Fannie Mae, a corporation created under the laws of the United States, and any successor corporation or other entity.

"FHA" means the Federal Housing Administration and any successor agency or other entity.

"FICA" means the Federal Insurance Contributions Act and all rules and regulations promulgated under that statute, as amended, and any successor statute, rules and regulations.

"FIRREA" means the Financial Institutions Reform, Recovery and Enforcement Act of 1989 and all rules and regulations promulgated under that statute, as amended, and any successor statute, rules, and regulations.

"First Mortgage" means a Mortgage that constitutes a first Lien on the real property and improvements described in or covered by that Mortgage.

"First Mortgage Loan" means a Mortgage Loan secured by a First Mortgage.

"Freddie Mac" means Freddie Mac, a corporation created under the laws of the United States, and any successor corporation or other entity.

"Funding Bank" means Bank One or any other bank designated by Lender as a Funding Bank.

"Funding Bank Agreement" means a letter agreement on the form prescribed by Lender between the Funding Bank and Borrower authorizing Lender's access to the Operating Account and the Check Disbursement Account.

"GAAP" means generally accepted accounting principles set forth in opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and in statements and pronouncements of the Financial Accounting Standards Board, or in opinions, statements or pronouncements of any other entity approved by a significant segment of the accounting profession, which are applicable to the circumstances as of the date of determination.

"Ginnie Mae" means the Government National Mortgage Association, an agency of the United States government, and any successor agency or other entity.

"GMAC-RFC Client Guide" means the applicable loan purchase guide issued by Lender, as the same may be amended or replaced.

"Government Mortgage Loan" means a closed-end First Mortgage Loan that is either HUD/FHA insured (other than a HUD 203(K) Mortgage Loan or a Title I Mortgage Loan) or VA guaranteed.

"Hedging Arrangements" means, with respect to any Person, any agreements or other arrangements (including interest rate swap agreements, interest rate cap agreements and forward sale agreements) entered into to protect that Person against changes in interest rates or the market value of assets.

"High LTV Mortgage Loan" has the meaning set forth in Exhibit H.

"HUD" means the Department of Housing and Urban Development, and any successor agency or other entity.

"HUD 203(K) Mortgage Loan" means an FHA-insured closed-end First Mortgage Loan to an individual obligor the proceeds of which will be used for the purpose of rehabilitating and repairing the related single family property, and which satisfies the definition of "rehabilitation loan" in 24 C.F.R. 203.50(a)

"Indemnified Liabilities" has the meaning set forth in Section 11.2.

"Indemnitees" has the meaning set forth in Section 11.2.

"Interest Rate" means, for any Warehousing Advance, the floating rate of interest specified for that Warehousing Advance in Exhibit H.

"Interim Statement Date" means the date of the most recent unaudited financial statements of Borrower (and, if applicable, Borrower's Subsidiaries, on a consolidated basis) delivered to Lender under this Agreement.

"Internal Revenue Code" means the Internal Revenue Code of 1986, Title 26 of the United States Code, and all rules, regulations and interpretations issued under those statutory provisions, as amended, and any subsequent or successor federal income tax law or laws, rules, regulations and interpretations.

"Investment Company Act" means the Investment Company Act of 1940 and all rules and regulations promulgated under that statute, as amended, and any successor statute, rules, and regulations.

"Investor" means Fannie Mae, Freddie Mac or a financially responsible private institution that Lender deems acceptable, in its sole discretion, to issue Purchase Commitments with respect to a particular category of Eligible Loans.

"Lender" has the meaning set forth in the first paragraph of this Agreement.

"Leverage Ratio" means the ratio of a Person's Debt to Tangible Net Worth. For purposes of calculating a Person's Leverage Ratio, Debt arising under Hedging Arrangements, to the extent of assets arising under those Hedging Arrangements, may be excluded from that Person's Debt.

"LIBOR" means, for each week, the rate of interest per annum that is equal to the arithmetic mean of the U.S. Dollar London Interbank Offered Rates for 1 month periods of certain U.S. banks as of 11:00 a.m. (London time) on the first Business Day of each week on which the London Interbank market is open, as published by Bloomberg L.P. If those interest rates are not offered or published for any period, then during that period LIBOR means the London Interbank Offered Rate for 1 month periods as published in The Wall Street Journal in its regular column entitled "Money Rates" on the first Business Day of each week on which the London Interbank market is open.

"Lien" means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature of such an agreement and any agreement to give any security interest).

"Loan Documents" means this Agreement, the Warehousing Note, any agreement of Borrower relating to Subordinated Debt, and each other document, instrument or agreement executed by Borrower in connection with any of those documents, instruments and agreements, as originally executed or as any of the same may be amended, restated, renewed or replaced.

"Loan Package Fee " has the meaning set forth in Section 3.5.

"Loan-to-Value Ratio" means, for any Mortgage Loan, the ratio of (a) the maximum amount that may be borrowed under the Mortgage Loan (whether or not borrowed) at the time of origination, plus the Mortgage Note Amounts of all other Mortgage Loans secured by senior or pari passu Liens on the related property, to (b) the Appraised Property Value of the related property.

"Manufactured Home" means a structure that is built on a permanent chassis (steel frame) with the wheel assembly necessary for transportation in one or more sections to a permanent site or semi-permanent site.

"Margin Stock" has the meaning assigned to that term in Regulation U of the Board of Governors of the Federal Reserve System, as amended.

"MERS" means Mortgage Electronic Registrations Systems, Inc. and any successor entity.

"Miscellaneous Fees and Charges" means the miscellaneous fees set forth on Lender's fee schedule attached as Exhibit I and all miscellaneous disbursements, charges and expenses incurred by or on behalf of Lender for the handling and administration of Warehousing Advances and Collateral, including costs for Uniform Commercial Code, tax lien and judgment searches conducted by Lender, filing fees, charges for wire transfers and check processing charges, charges for security delivery fees, charges for overnight delivery of Collateral to Investors, recording fees, Funding Bank service fees and overdraft charges and Designated Bank Charges. Upon not less than 3 Business Days' prior Notice to Borrower, Lender may modify Exhibit I and the fees set forth in it to conform to current Lender practices and, as so modified, the revised Exhibit I will become part of this Agreement.

"Mortgage" means a mortgage or deed of trust on real property that is improved and substantially completed (including real property to which a Manufactured Home has been affixed in a manner such that the Lien of a mortgage or deed of trust would attach to the Manufactured Home under applicable real property law).

"Mortgage-backed Securities" means securities that are secured or otherwise backed by Mortgage Loans.

"Mortgage Loan" means any loan evidenced by a Mortgage Note and secured by a Mortgage and, if applicable, a Security Agreement.

"Mortgage Note" means a promissory note secured by one or more Mortgages and, if applicable, one or more Security Agreements.

"Mortgage Note Amount" means, as of any date of determination, the then outstanding and unpaid principal amount of a Mortgage Note (whether or not an additional amount is available to be drawn under that Mortgage Note).

"Mortgage Pool" means a pool of one or more Pledged Loans on the basis of which a Mortgage-backed Security is to be issued.

"Multiemployer Plan" means a "multiemployer plan" as defined in Section 4001(a)(3) of ERISA, to which either Borrower or any ERISA Affiliate of Borrower has any obligation with respect to its employees.

"Non-Usage Fee" has the meaning set forth in Section 3.5.

"Notices" has the meaning set forth in Section 11.1.

"Obligations" means all indebtedness, obligations and liabilities of Borrower to Lender and Lender's Subsidiaries (whether now existing or arising after the date of this Agreement, voluntary or involuntary, joint or several, direct or indirect, absolute or contingent, liquidated or unliquidated, or decreased or extinguished and later increased and however created or incurred), including Borrower's obligations and liabilities to Lender under the Loan Documents and disbursements made by Lender for Borrower's account.

"Operating Account" means a demand deposit account maintained at the Funding Bank in Borrower's name and designated for funding that portion of each Eligible Loan not funded by a Warehousing Advance made against that Eligible Loan and for returning any excess payment from an Investor for a Pledged Loan or Pledged Security.

"Overdraft Advance" has the meaning set forth in Section 3.7.

"Participant" has the meaning set forth in Section 11.8.

"Person" means and includes natural persons, corporations, limited liability companies, limited liability partnerships, limited partnerships, general partnerships, joint stock companies, joint ventures, associations, companies, trusts, banks, trust companies, land trusts, business trusts or other organizations, whether or not legal entities, and governments and agencies and political subdivisions of those governments.

"Plan" means each employee benefit plan (whether in existence on the date of this Agreement or established after that date), as that term is defined in Section 3 of ERISA, maintained for the benefit of directors, officers or employees of Borrower or any ERISA Affiliate.

"Pledged Assets" means, collectively, Pledged Loans and Pledged Securities.

"Pledged Hedging Accounts" has the meaning set forth in Section 4.1(g).

"Pledged Hedging Arrangements" has the meaning set forth in Section 4.1(g).

"Pledged Loans" has the meaning set forth in Section 4.1(b).

"Pledged Securities" has the meaning set forth in Section 4.1(c).

"Prime Mortgage Loan" has the meaning set forth in Exhibit H.

"Prohibited Transaction" has the meanings set forth for such term in Section 4975 of the Internal Revenue Code and Section 406 of ERISA.

"Purchase Commitment" means a written commitment, in form and substance satisfactory to Lender, issued in favor of Borrower by an Investor under which that Investor commits to purchase Mortgage Loans or Mortgage-backed Securities.

"Rating Agency" means any nationally recognized statistical rating organization that in the ordinary course of its business rates Mortgage-backed Securities..

"Release Amount" has the meaning set forth in Section 4.3(f).

"Restriction List" and "Restriction Lists" means each and every list of Persons to whom the Government of the United States prohibits or otherwise restricts the provision of financial services. For the purposes of this Agreement, Restriction Lists include the list of Specifically Designated Nationals and Blocked Persons established pursuant to Executive Order 13224 (September 23, 2001) and maintained by the Office of Foreign Assets Control, U.S. Department of the Treasury, current as of the day the Restriction List is used for purposes of comparison in accordance with the requirements of this Agreement.

"RFC Mortgage Loan" means a Mortgage Loan covered by a Purchase Commitment issued by Lender.

"RFConnects Delivery" means Lender's proprietary service to support the electronic exchange of information between Lender and Borrower, including Warehousing Advance Requests, shipping requests, payoff requests, wire transfer instructions, security delivery instructions, activity reports and exception reports.

"RFConnects Pledge Agreement" means an agreement (on the then current form prescribed by Lender) granting Lender a security interest in Mortgage Loans for which Borrower has requested Warehousing Advances using RFConnects Delivery.

"RFC Forward Commitment" means any present or future forward commitment or other agreement between Lender (or an Affiliate of Lender) and Borrower relating to the purchase and sale of single family Mortgage Loans.

"RFC Mortgage Loan" means a Mortgage Loan covered by a Purchase Commitment issued by Lender.

"Second Mortgage" means a Mortgage that constitutes a second Lien on the real property and improvements described in or covered by that Mortgage.

"Second Mortgage Loan" means a Mortgage Loan secured by a Second Mortgage.

"Security Agreement" means a security agreement or other agreement that creates a Lien on personal property, including furniture, fixtures and equipment, to secure repayment of a Mortgage Loan.

"Servicing Contract" means, with respect to any Person, the arrangement, whether or not in writing, under which that Person has the right to service Mortgage Loans.

"Servicing Portfolio" means, as to any Person, the unpaid principal balance of Mortgage Loans serviced by that Person under Servicing Contracts, minus the principal balance of all Mortgage Loans that are serviced by that Person for others under subservicing arrangements.

"Single Family Mortgage Loan" means a Mortgage Loan secured by a Mortgage on improved real property on which is located a 1-to-4 family residence.

"Statement Date" means the Audited Statement Date or the Interim Statement Date, as applicable.

"Sublimit" means the aggregate amount of Warehousing Advances (expressed as a dollar amount or as a percentage of the Warehousing Commitment Amount) that is permitted to be outstanding at any one time against a specific type of Eligible Loan.

"Subordinated Debt" means (a) all indebtedness of Borrower for borrowed money that is effectively subordinated in right of payment to all present and future Obligations either (1) under a Subordination of Debt Agreement on the form prescribed by Lender or (2) otherwise on terms acceptable to Lender, and (b) solely for purposes of Section 8.5, all indebtedness of Borrower that is required to be subordinated by Sections 5.1 (b) and 7.11.

"Subprime Mortgage Loan" has the meaning set forth in Exhibit H.

"Subsidiary" means any corporation, partnership, association or other business entity in which more than 50% of the shares of stock or other ownership interests having voting power for the election of directors, managers, trustees or other Persons performing similar functions is at the time owned or controlled by any Person either directly or indirectly through one or more Subsidiaries of that Person.

"Tangible Net Worth" means the excess of a Person's (and, if applicable, that Person's Subsidiaries, on a consolidated basis) total assets over total liabilities as of the date of determination, each determined in accordance with GAAP applied in a manner consistent with the financial statements referred to in Section 5.1 (a)(6), plus that portion of Subordinated Debt not due within 1 year of that date. For purposes of calculating a Person's Tangible Net Worth, advances or loans to shareholders, directors, officers, employees or Affiliates, investments in Affiliates, assets pledged to secure any liabilities not included in the Debt of that Person, intangible assets, those other assets that would be deemed by HUD to be non-acceptable in calculating adjusted net worth in accordance with its requirements in effect as of that date, as those requirements appear in the "Consolidated Audit Guide for Audits of HUD Programs," and other assets Lender deems unacceptable, in its sole discretion, must be excluded from that Person's total assets.

"Third Party Originated Loan" means a Mortgage Loan originated and funded by a third party (other than with funds provided by Borrower at closing to purchase the Mortgage Loan) and subsequently purchased by Borrower.

"Title I Mortgage Loan" means an FHA co-insured closed-end First Mortgage Loan or Second Mortgage Loan that is underwritten in accordance with HUD underwriting standards for the Title I Property Improvement Program set forth in, and that is reported for insurance under, the Mortgage Insurance Program authorized and administered under Title I of the National Housing Act of 1934, as amended, and the regulations related to that statute

"Trust Receipt" means a trust receipt in a form approved by and under which Lender may deliver any document relating to the Collateral to Borrower for correction or completion.

"Unused Portion" has the meaning set forth in Section 3.5.

"Used Portion" has the meaning set forth in Section 3.5.

"Warehouse Period" means, for any Eligible Loan, the maximum number of days a Warehousing Advance against that type of Eligible Loan may remain outstanding as set forth in Exhibit H.

"Warehousing Advance" means a disbursement by Lender under Section 1.1.

"Warehousing Advance Request" has the meaning set forth in Section 2.1.

"Warehousing Collateral Value" means, as of any date of determination, (a) with respect to any Eligible Loan, the lesser of (1) the amount of any Warehousing Advance made, or that could be made, against such Eligible Loan under Exhibit H or (2) an amount equal to the Advance Rate for the applicable type of Eligible Loan multiplied by the Fair Market Value of such Eligible Loan; (b) if Eligible Loans have been exchanged for Agency Securities, the lesser of (1) the amount of any Warehousing Advances outstanding against the Eligible Loans backing the Agency Securities or (2) an amount equal to the Advance Rates for the applicable types of Eligible Loans backing the Agency Securities multiplied by the Fair Market Value of the Agency Securities; and (c) with respect to cash, the amount of the cash.

"Warehousing Commitment" means the obligation of Lender to make Warehousing Advances to Borrower under Section 1.1.

"Warehousing Commitment Amount" means $75,000,000.

"Warehousing Fee" has the meaning set forth in Section 3.5.

"Warehousing Maturity Date" has the meaning set forth in Section 1.2.

"Warehousing Note" has the meaning set forth in Section 1.3.

"Weighted Average Committed Purchase Price" means the weighted average of the Committed Purchase Prices of the unfilled Purchase Commitments (expressed as a percentage) for Mortgage Loans or Mortgage-backed Securities of the same type, interest rate and term.

"Wet/Received Period" means the period of time from the date a Warehousing Advance is made against a Pledged Loan until the earlier of (a) the date the Pledged Loan is shipped by Lender to (i) an Investor for purchase under a Purchase Commitment, (ii) a custodian for the Investor, or (iii) a pool custodian for inclusion in a Mortgage Pool; or (b) the date the Warehousing Advance against such Pledged Loan is paid in full.

"Wet Settlement Advance" means with respect to any Warehousing Advance, the time from the date the Warehousing Advance is made until the date of Lender's receipt of the Collateral Documents required by Article 2 and the Exhibits and documents referenced in that Article.

"Wire Disbursement Account" means a demand deposit account maintained at the Funding Bank in Lender's name for clearing wire transfers requested by Borrower to fund Warehousing Advances.

"Wire Fee" has the meaning set forth in Section 3.5.

12.2. Other Definitional Provisions; Terms of Construction

12.2 (a) Accounting terms not otherwise defined in this Agreement have the meanings given to those terms under GAAP.

12.2 (b) Defined terms may be used in the singular or the plural, as the context requires.

12.2 (c) All references to time of day mean the then applicable time in Chicago, Illinois, unless otherwise expressly provided.

12.2 (d) References to Sections, Exhibits, Schedules and like references are to Sections, Exhibits, Schedules and the like of this Agreement unless otherwise expressly provided.

12.2 (e) The words "include," "includes" and "including" are deemed to be followed by the phrase "without limitation."

12.2 (f) Unless the context in which it is used otherwise clearly requires, the word "or" has the inclusive meaning represented by the phrase "and/or."

12.2 (g) All incorporations by reference of provisions from other agreements are incorporated as if such provisions were fully set forth into this Agreement, and include all necessary definitions and related provisions from those other agreements. All provisions from other agreements incorporated into this Agreement by reference survive any termination of those other agreements until the Obligations of Borrower under this Agreement and the Warehousing Note are irrevocably paid in full and the Warehousing Commitment is terminated.

12.2 (h) All references to the Uniform Commercial Code shall be deemed to be references to the Uniform Commercial Code in effect on the date of this Agreement in the applicable jurisdiction.

12.2 (i) Unless the context in which it is used otherwise clearly requires, all references to days, weeks and months mean calendar days, weeks and months.

End of Article 8

COMPLIANCE CERTIFICATE

This Compliance Certificate is submitted to the Lender pursuant to Section 7.2(c) of the Warehousing Credit and Security Agreement between E-LOAN, INC. ("Borrower") and RESIDENTIAL FUNDING CORPORATION ("Lender"), dated as of March 7, 2003 (as amended, restated, renewed or replaced, "Agreement"). Capitalized terms and Section numbers used in this Compliance Certificate without further definition refer to those terms and Sections set forth in the Agreement.

The undersigned hereby certifies to Lender that as of the close of business on _____, ("Statement Date") and with respect to Borrower (and, if applicable, Borrower's Subsidiaries on a consolidated basis):

11.   As demonstrated by the attached calculations supporting this Compliance Certificate, Borrower satisfied the covenants set forth in Sections 8.8, 8.9, 8.10, 8.11, 8.12, 8.13 and 8.14 or, if Borrower did not satisfy any of those covenants, a detailed explanation is attached setting forth the nature and the period of existence of any Default or Event of Default and the action Borrower has taken, is taking or proposes to take with respect to that Default or Event of Default.

12.   Borrower has not transferred (by sale or otherwise), pledged or granted a security interest in any Servicing Contracts, except as permitted under the terms of the Agreement.

13.   Borrower has not made any payments in advance of the scheduled maturity date on any Subordinated Debt, and Borrower has not incurred any additional Debt that must be subordinated under the terms of Section 7.11.

14.   Borrower was in full compliance with all applicable Investor net worth requirements, and in good standing with each Investor.

15.   I have reviewed the terms of the Agreement and have made, or caused to be made under my supervision, a review in reasonable detail of the transactions and conditions of Borrower (and, if applicable, Borrower's Subsidiaries). That review has not disclosed, and I have no other knowledge of the existence of, any Default or Event of Default, or if any Default or Event of Default existed or exists, a detailed explanation is attached setting forth the nature and the period of existence of the Default or Event of Default and the action Borrower has taken, is taking or proposes to take with respect that Default or Event of Default.

16.   Pursuant to Section 7.2 of the Agreement, enclosed are the financial statements of Borrower as of the Statement Date. The financial statements for the period ending on the Statement Date fairly present the financial condition and results of operations of Borrower (and, if applicable, Borrower's Subsidiaries on consolidated basis) as of the Statement Date.

Dated: _____

E-LOAN, INC.,
a Delaware corporation

By: _____

Its: _____

CALCULATIONS SUPPORTING COMPLIANCE CERTIFICATE

Borrower Name: E-LOAN, INC.
                  (and, if applicable, its Subsidiaries)

Statement Date: _____

All financial calculations set forth in this Compliance Certificate are as of the Statement Date.

1.   TANGIBLE NET WORTH

      A.   Net Worth of Borrower is:

            Excess of total assets over total liabilities: $ _____

            Plus: Subordinated Debt (or any portion of that Subordinated Debt) due (must be more than one year after the Statement Date): $ _____

            Minus: Advances or loans to shareholders, directors, officers, employees or Affiliates: $ _____

            Minus: Investments in Affiliates: $ _____

            Minus: Assets pledged to secure liabilities not included in Debt: $ _____

            Minus: Intangible assets: $ _____

            Minus: Other assets that HUD deems non-acceptable: $ _____

            Minus: Other assets that Lender deems unacceptable: $ _____

            TANGIBLE NET WORTH $ _____

      B.   Requirements of Section 8.9 of the Agreement:

            BORROWER'S TANGIBLE NET WORTH MUST BE AT LEAST $40,000,000.

      C.   **Covenant Satisfied: _____ Covenant Not Satisfied: _____**

2. DEBT OF BORROWER

A. Borrower's total liabilities calculated in accordance with GAAP, *plus* all indebtedness or other obligations for borrowed money or for the deferred purchase price of property or services: $ _____

Minus: Subordinated Debt (or any portion of that Subordinated Debt) due (must be more than one year after the Statement Date): $ _____

B. DEBT (Total): $ _____

Minus: Debt arising under Hedging Arrangements (to the extent of assets arising under those Hedging Arrangements): $ _____

C. DEBT (adjusted for Hedging Arrangements): $ _____

3. LEVERAGE RATIO

A. The ratio of Debt to Tangible Net Worth is (2.C. to 1.A.): _____ to 1

B. Requirements of Section 8.8 of the Agreement:

BORROWER'S LEVERAGE RATIO MUST NOT EXCEED 10 TO 1.

C. **Covenant Satisfied: ____ Covenant Not Satisfied: ____**

4. CURRENT RATIO:

A. Current Assets:

Plus:	Cash:	$ _____
Plus:	Temporary investments:	$ _____
Plus:	Mortgage Loans and Mortgage-backed Securities held for sale (net of any loan loss reserves):	$_____
Plus:	Accounts and accrued interest receivable (net of any allowance for doubtful accounts):	$ _____
Plus:	Servicing advances made on behalf of mortgagors	$ _____
Minus:	Loans/advances to or receivables from employees, officers or owners and Affiliates:	$_____
Minus:	Deferred assets, other than prepaid items for insurance, taxes and rent:	$ _____
Minus:	Properties or assets located outside the continental United States and Canada:	$ _____
Total Current Assets:		$ _____

B. Current Liabilities (liabilities or any portion maturing within 1 year):

Warehouse notes payable:	$ _____
Other notes payable:	$ _____
Repurchase agreements:	$ _____
Accounts payable and accrued expenses:	$ _____
Total Current Liabilities:	$ _____

C. The ratio of Current Assets to Current Liabilities: _____to 1

D. Requirements of Section 8.10 of the Agreement:

BORROWER'S RATIO OF CURRENT ASSETS TO CURRENT LIABILITIES MUST NOT BE LESS THAN 1.0 TO 1.

E. **Covenant Satisfied: ____ Covenant Not Satisfied: ____**

5.   MINIMUM CASH

    A.   Cash and Cash Equivalents:

       Funds on deposit in any United States bank (excluding $ _____
the aggregate amount payable under all documentary
drafts issued by Borrower):

       Investment grade commercial paper: $ _____

       Money market funds: $ _____

       Marketable securities: $ _____

    B.   CASH AND CASH EQUIVALENTS: $ _____

    C.   Requirements of Section 8.11 the Agreement:

       PERMIT CASH AND CASH EQUIVALENTS AT ANY TIME TO BE LESS THAN
$12,500,000.

    D.   **Covenant Satisfied: ____   Covenant Not Satisfied:**

13.   6.   PROFITABILITY

   A. Net income for fiscal quarter ending March 31: $_____

   B. Net income for fiscal quarter ending June 30: $_____

   C. Net income for fiscal quarter ending: September 30: $_____

   D. Net income for fiscal quarter ending December 31: $_____

   E. Requirements of Section 8.12 of the Agreement:

       PERMIT BORROWER'S NET INCOME AT THE END OF EACH FISCAL
QUARTER TO BE LESS THAN ZERO.

   F.   **Covenant Satisfied: ____   Covenant Not Satisfied:**

7. DISTRIBUTIONS TO SHAREHOLDERS

    A.   Dividends or other distributions to shareholders declared or paid by Borrower during the current fiscal year (including any redemption of stock) were: $_____

    B.   Requirements of Section 8.13 of the Agreement:

    NO DISTRIBUTIONS SHALL BE DECLARED OR PAID.

8. TRANSACTIONS WITH AFFILIATES

    A.   Loans, advances, and extensions of credit by Borrower to its Affiliates during the current fiscal year: $_____

    B.   Capital contributions made by Borrower to its Affiliates during the current fiscal year: $_____

    C.   Transfers, sales, pledges, assignments or other dispositions of assets made by Borrower or on behalf of its Affiliates: $_____

    D.   Management fees paid by Borrower to Affiliates during the current fiscal year: $_____

    E.   Requirements of Section 8.14 of the Agreement:

        1. BORROWER MAY NOT MAKE ANY LOANS, ADVANCES, EXTENSIONS OF CREDIT OR CAPITAL CONTRIBUTIONS TO ITS AFFILIATES.

            Covenant Satisfied: ____   **Covenant Not Satisfied:**   ____

        2. BORROWER MAY NOT TRANSFER, SELL, PLEDGE, ASSIGN OR MAKE ANY OTHER DISPOSITION OF ASSETS TO OR ON BEHALF OF ITS AFFILIATES.

            Covenant Satisfied: ____   **Covenant Not Satisfied:**   ____

        3. BORROWER MAY NOT MERGE OR CONSOLIDATE WITH, OR PURCHASE OR ACQUIRE ANY ASSETS FROM, ITS AFFILIATES.

            Covenant Satisfied: ____   **Covenant Not Satisfied:**   ____

        4. BORROWER MAY NOT PAY ANY MANAGEMENT FEES TO ITS AFFILIATES.

            Covenant Satisfied: ____   **Covenant Not Satisfied:**   ____

9.   LOAN PRODUCTION VOLUME

Loan Type	Number of Mortgage Loans	Aggregate Mortgage Note Amount
Prime Mortgage Loans		
Subprime Mortgage Loans		
High LTV Mortgage Loans		